Exhibit 99.1

Foresight to Begin Trading on NASDAQ

 Today, Thursday, June 15, 2017

NESS ZIONA, Israel, - June 15, 2017 Foresight Autonomous Holdings Ltd., a leading developer of advanced systems for road traffic accident prevention (TASE: FRST; NASDAQ: FRSX), will list its American Depositary Shares (ADSs) on the NASDAQ Capital Market. Trading of the Company's ADS on the NASDAQ Capital Market will begin Thursday, June 15, 2017, under the symbol "FRSX".

The Bank of New York Mellon is serving as depositary for the ADSs, each ADS represents 5 ordinary shares of the Company. Ordinary shares will continue to trade on the Tel Aviv Stock Exchange under the symbol "FRST".

"Becoming a NASDAQ-listed company is an important step in our overall corporate development strategy as we look to increase awareness of Foresight within the U.S. investment community and expand our presence in the U.S. market," said Ariel Dor, Chief Operating Officer, Foresight.

“Further, this listing adds to recent milestones for Foresight, including entering into a memorandum of understanding with large Chinese automobile manufacturers as well as our investment in Rail Vision to align with Foresight’s long-term strategy to lead the automated transportation industry. As we list our ADSs on NASDAQ, we expect our ability to communicate our progress and strategy with a broader audience, and to create value for our shareholders will improve significantly. Moreover, we have a strong balance sheet with approximately $17 million in cash, providing capital to support our expansion,” concluded Mr. Dor.

About Foresight

Foresight (TASE: FRST; NASDAQ: FRSX), founded in 2015 is a technology company engaged in the design, development and commercialization of 3D multi-camera-based Advanced Driver Assistance Systems (“ADAS”).  The Company, through its subsidiary, develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle's surroundings while in motion.  These systems, which are based on 3D technology, advanced algorithms and artificial intelligence, will revolutionize ADAS by providing an automotive grade, cost-effective platform, enabling highly accurate and reliable detection while ensuring the lowest rates of false alerts.

For additional information please visit: foresightauto.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, when Foresight describes the expected NASDAQ listing, and when it states that as a result of the NASDAQ listing of its ADSs it expects its ability to generate more value for its shareholders will improve significantly, it is using forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's registration statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT:
INVESTOR RELATIONS:
Miri Segal-Scharia
MS-IR LLC
917-607-8654
msegal@ms-ir.com